

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2023

Lawrence Garcia
Chief Executive Officer
AmeriGuard Security Services, Inc.
5470 W Spruce Avenue Suite 102
Fresno CA 93722

> **Re: AmeriGuard Security Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed March 30, 2023**
> **File No. 333-173039**

Dear Lawrence Garcia:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Our comment, asks you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

General

1. Please revise the financial statements and related disclosures included in your Annual Report on Form 10-K to address our comments on the financial statements and related disclosures included in your registration statement on Form S-1 as filed on April 10, 2023 (File No. 333-271200). If you do not believe any changes are required, please explain why.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Patrick Kuhn at (202) 551-3308 or Linda Cvrkel at (202) 551-3813 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Trade & Services